2024 First Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three months ended March 31, 2024. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for three months ended March 31, 2024, and the related notes, and with our MD&A for the year ended December 31, 2023 (2023 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to May 1, 2024, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for three months ended March 31, 2024 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 1, 2024.

The unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2023 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
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MANAGEMENT'S DISCUSSION AND ANALYSIS
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials from current levels and energy related inputs used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the expected implementation in the near term of a global minimum tax rate of 15%;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates;
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices; and
•the aggregate costs to the Company for CEO separation costs and related advisory fees on shareholder matters as well as costs relating to assessing external interests in acquiring the Company.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, GoldToe®, and Peds®. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2023, Activewear sales accounted for 83% of total net sales, and Hosiery and underwear sales accounted for 17% of total net sales.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group,
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MANAGEMENT'S DISCUSSION AND ANALYSIS
and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops	Gildan®, Gildan Performance®, Gildan® Hammer™, Gildan Softstyle®, Gildan Heavy Cotton™, Gildan Ultra Cotton®, Gildan DryBlend®, Gildan HeavyBlend™, Comfort Colors®, American Apparel®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, GoldToe®, Signature Gold by GoldToe®, GoldToe EditionTM, Peds®, MediPeds®, All Pro®, Powersocks®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex is substantially completed, while progressive ramp-up of operations is underway and will continue through 2024.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (2 facilities) ■ Nicaragua (5 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, in other regions in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ over 44,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.3 Competitive environment

The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer, successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, in addition to pursuing the five key focus strategic priorities announced on April 15, 2024, the Company will be well positioned to drive long-term revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation over the long-term.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans

Executing on our plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We are also executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. In early 2024, we announced the release of a number of new products, including our improved ultra cotton 2000 T-shirt. In this regard, we developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

As of 2024, Gildan is embarking on its third year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting diversity and inclusion, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate, Energy and Water; Circularity; Human Capital Management; Long Term Value Creation, and Transparency and Disclosure. For more detailed information regarding these initiatives, please refer to Gildan's 2022 ESG report. Information in our 2022 ESG Report does not form part of and is not incorporated by reference in this MD&A.

Finally, capitalizing on this strong foundation and the continued execution of the GSG plan which remains core to Gildan’s business, key focus strategic priorities were outlined in mid-April 2024, to unlock further growth potential while amplifying the Company’s commercial capabilities. These five key priorities are:
•Successfully execute supply chain initiatives to maintain availability, cost leadership and industry leading margins;
•Leverage Gildan’s unique brands and develop distinct commercial capabilities to accelerate growth and strengthen the Company’s market position;
•Deepen Gildan’s relationships with existing and prospective retail partners, strengthening the Company’s position as the supplier of choice;
•Complement Gildan’s strong North American market position with renewed focus on select international markets to drive growth; and
•Empower and build world-class talent and leadership to ensure long term resilience of Gildan’s business.

5.0 OPERATING RESULTS

Overview and business environment

Throughout 2023, the apparel sector faced significant challenges amid broader economic and political uncertainty, contributing to an industry-wide soft demand environment, albeit showing improvement from 2022. We observed sequential improvements in year-over-year point of sales ("POS") trends for Activewear throughout the first three quarters of the 2023 year, before stabilizing over the past six months. Our 2023 net sales were down year-over-year as we faced strong 2022 comparative periods, which had benefited from distributor inventory replenishment following the COVID-19 pandemic. Nevertheless, the printwear industry showed resiliency, marked by continued enthusiasm surrounding experiences, such as travel, concerts, and large events. In the Hosiery and underwear categories, demand remained weak across the industry in 2023 but we capitalized on a comparatively more favorable demand environment versus the previous year.

We delivered adjusted operating margins1 within our target of 18% to 20% in the second half of 2023 and the first quarter of 2024, as the pressure from the flow through of peak cotton costs abated. Overall, we are proud to have diligently navigated through the changing environment of the past few years, which allowed us to deliver strong performance within key growth categories. Moreover, over the past year we made significant progress on each of the three pillars of our GSG strategy, optimizing our manufacturing capacity, fostering innovation, and further reinforcing our commitment to ESG. While we believe our vertically-integrated manufacturing model and financial strength facilitates our ability to navigate through various headwinds impacting the current market landscape, it is difficult to predict the impact on our business due to the lagging effects of inflationary pressures, increased recessionary and geopolitical risks and other factors.

(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including: adjusted net earnings; adjusted diluted EPS; adjusted gross profit; adjusted gross margin; adjusted selling, general and administrative expenses (adjusted SG&A expenses); adjusted SG&A expenses as a percentage of net sales; adjusted operating income; adjusted operating margin; adjusted EBITDA; and return on adjusted average net assets (adjusted RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors and management on the Company’s financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 15.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IAS 34 of IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

Net sales	695.8	782.7	869.9	840.4	702.9	720.0	850.0	895.6
Net earnings	78.7	153.3	127.4	155.3	97.6	83.9	153.0	158.2
Net earnings per share:
Basic(1)	0.47	0.89	0.73	0.87	0.54	0.47	0.84	0.85
Diluted(1)	0.47	0.89	0.73	0.87	0.54	0.47	0.84	0.85
Weighted average number of shares outstanding (in ‘000s):
Basic	168,869	171,495	175,087	177,624	179,543	179,680	181,980	185,506
Diluted	168,977	171,806	175,348	177,902	179,843	179,897	182,239	185,869
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.5.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS). The Company may repurchase more shares in the future as deemed appropriate, but this remains uncertain. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million, compared to an impairment charge of $62 million in fiscal 2022 relating to our Hosiery cash-generating unit (CGU). Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2022: $25.6 million, Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States in Q1 2023. Our results of operations over the past two quarters have been impacted by higher than usual SG&A expenses, due to the CEO separation costs and related advisory fees on shareholder matters and special retention awards which resulted in costs and charges totaling $6.3 million and $17.2 million in the fourth quarter of fiscal 2023 and the first quarter of fiscal 2024, respectively, and $2.5 million of costs in the first quarter of fiscal 2024 relating to assessing external interests in acquiring the Company (as explained in section 5.5.3 and section 15.0 of this MD&A).

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Global Minimum Tax
On August 4, 2023, the Government of Canada released draft legislation in the form of the Global Minimum Tax Act for consultation which is intended to follow the model rules and guidance from the OECD initiatives against base erosion and profit shifting (BEPS). If enacted as published, the legislation would implement a 15% global minimum tax rate for fiscal years that begin on or after December 31, 2023. The proposed rules would apply to the income of certain of the Company’s non-Canadian subsidiaries that are currently subject to an effective tax rate of below 15%, after reflecting the impact of substance based carveouts included in the rules, which together comprise the majority of the Company’s taxable income. On December 15, 2023, the Government of Barbados also released draft legislation in response to Pillar Two which would effectively subject the Company’s profits in Barbados to an effective tax rate of 15% for fiscal years that begin on or after January 1, 2024. If Pillar Two legislation would have applied in 2023, the Company’s average effective tax rate would have been approximately 18%.

The Company is closely monitoring the developments in the various jurisdictions in which it operates, including specific implementation details related to Pillar Two and other unrelated legislation or programs in order to continue to assess the overall impact of such legislation on the Company’s effective tax rate and operating results. Though the timing of the potential enactment of legislation remains uncertain, we have incorporated in our 2024 financial profit and cash flow plans, the estimated impact of the implementation of draft Global Minimum Tax legislation, retroactive to January 1, 2024. Our results of operations for the first quarter of fiscal 2024 do not reflect the impact of a Global Minimum Tax as the aforementioned legislation has not yet been substantively enacted in Canada and Barbados. This legislation is expected to be enacted during fiscal 2024 with retroactive effect to January 1, 2024, and as such, the cumulative retroactive impact will be accounted for in the fiscal quarter in which enactment occurs. For additional disclosures relating to Global Minimum Tax, including the impact of the enactment of Pillar Two legislation in Belgium and in the United Kingdom, please refer to Note 19 of our 2023 audited annual consolidated financial statements, as well as section 15.0 entitled "Risks and uncertainties" of our 2023 Annual MD&A.

QUARTERLY REPORT - Q1 2024 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended
	Mar 31, 2024	Apr 2, 2023	Variation
			$	%

Net sales	695.8	702.9	(7.1)	(1.0)%
Gross profit	211.1	187.7	23.4	12.5%
Adjusted gross profit(1)	211.1	184.4	26.7	14.5%
SG&A expenses	105.2	81.8	23.4	28.6%
Adjusted SG&A expenses(1)	85.5	81.8	3.7	4.5%
Gain on sale and leaseback	—	(25.0)	25.0	n.m.
Restructuring and acquisition-related costs	0.8	2.8	(2.0)	(71.4)%
Operating income	105.1	128.0	(22.9)	(17.9)%
Adjusted operating income(1)	125.6	102.5	23.1	22.5%
Adjusted EBITDA(1)	157.2	130.4	26.8	20.6%
Financial expenses	22.7	17.0	5.7	33.5%
Income tax expense	3.7	13.4	(9.7)	(72.4)%
Net earnings	78.7	97.6	(18.9)	(19.4)%
Adjusted net earnings(1)	99.2	81.6	17.6	21.6%
Basic EPS	0.47	0.54	(0.07)	(13.0)%
Diluted EPS	0.47	0.54	(0.07)	(13.0)%
Adjusted diluted EPS(1)	0.59	0.45	0.14	31.1%
Gross margin(2)	30.3%	26.7%	n/a	3.6 pp
Adjusted gross margin(1)	30.3%	26.2%	n/a	4.1 pp
SG&A expenses as a percentage of net sales(3)	15.1%	11.6%	n/a	3.5 pp
Adjusted SG&A expenses as a percentage of net sales(1)	12.3%	11.6%	n/a	0.7 pp
Operating margin(4)	15.1%	18.2%	n/a	(3.1) pp
Adjusted operating margin(1)	18.0%	14.6%	n/a	3.4 pp

	Mar 31, 2024	Dec 31, 2023	Variation
			$	%
Total assets	3,686.7	3,514.9	171.8	4.9%
Total non-current financial liabilities	840.0	685.0	155.0	22.6%
Net debt(1)	1,143.1	993.4	149.7	15.1%
Quarterly cash dividend declared per common share	0.205	0.186	0.019	10.2%
Net debt leverage ratio(1)	1.6	1.5	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales is defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q1 2024 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5 Operating review

5.5.1 Net sales

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023	Variation
			$	%

Activewear	592.1	587.8	4.3	0.7%
Hosiery and underwear	103.7	115.1	(11.4)	(9.9)%
Total net sales	695.8	702.9	(7.1)	(1.0)%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023	Variation
			$	%

United States	618.0	625.1	(7.1)	(1.1)%
Canada	25.3	25.7	(0.4)	(1.6)%
International	52.5	52.1	0.4	0.8%
Total net sales	695.8	702.9	(7.1)	(1.0)%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales for the first quarter ended March 31, 2024 were $696 million, down $7 million or 1% versus prior year sales, reflecting an increase in Activewear sales offset by a decline in the Hosiery and underwear category. Overall shipments were essentially in line with prior year, with the net sales decline driven by lower net selling prices and unfavorable mix. Activewear sales of $592 million, were up 0.7%, driven by higher shipments reflecting positive POS trends across geographies, as well as seasonal replenishment at distributors, which came in slightly below last year's level. Activewear volume growth was partly offset by lower net selling prices and unfavorable product mix relative to the prior year. Activewear sales also reflected strong momentum with National account customers, who service retail markets, as well as continued share gains in key product categories. International sales were up 0.8% reflecting a potential stabilization in POS trends, with noticeable signs of recovery in some regions. In the Hosiery and underwear category, sales were down 10% versus the prior year reflecting unfavorable mix within this category, the phase out of the Under Armour business resulting from the expiry of our license agreement on March 31, 2024 and broader market weakness in the underwear category.

5.5.2 Gross profit and adjusted gross profit

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023	Variation

Gross profit	211.1	187.7	23.4
Adjustment for:
Net insurance gains(1)	—	(3.3)	3.3
Adjusted gross profit(2)	211.1	184.4	26.7
Gross margin	30.3%	26.7%	3.6 pp
Adjusted gross margin(2)	30.3%	26.2%	4.1 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q1 2024 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company generated gross profit of $211 million in the first quarter, or 30.3% of sales, versus $188 million last year, or 26.7% of net sales. On an adjusted basis, gross margins were 30.3% versus 26.2% last year, representing a 410 basis point improvement which was primarily driven by lower raw material and manufacturing input costs. These factors were partly offset by lower net selling prices and unfavorable mix.

5.5.3 Selling, general and administrative expenses (SG&A)

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023	Variation

SG&A expenses	105.2	81.8	23.4
Adjustments for:
CEO separation costs and related advisory fees on shareholder matters and special retention awards(1)	17.2	—	17.2
Costs relating to assessing external interests in acquiring the Company(1)	2.5	—	2.5
Adjusted SG&A expenses(2)	85.5	81.8	3.7
SG&A expenses as a percentage of net sales	15.1%	11.6%	3.5 pp
Adjusted SG&A expenses as a percentage of net sales(2)	12.3%	11.6%	0.7 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the first quarter ended March 31, 2024, SG&A expenses were $105 million, or 15.1% of net sales, including a charge of $20 million pertaining to advisory fees on shareholder matters, costs relating to assessing external interests in acquiring the Company, adjustments to CEO separation costs as well as special retention awards. Excluding this charge, adjusted SG&A expenses as a percentage of net sales were 12.3% in the quarter compared to 11.6% last year, reflecting various non-recurring expenses and to a lesser extent sales deleverage.

At March 31, 2024, accounts payable and accrued liabilities include unpaid severance, supplemental executive retirement plan accruals and share based compensation in respect of the former CEO in the amount of approximately $26 million. The former CEO contends that he is entitled to a total severance package of approximately $38 million (which amount is contested by the Company as being beyond what he is entitled to under his employment agreement). The amounts recognized in accounts payable and accrued liabilities are recorded on a without cause assumption.

On December 15, 2023, the Government of Barbados released draft legislation, proposing two new tax credits, a jobs credit and a research and development credit, in order to foster economic activity and employment in Barbados. The proposed tax credits, which if enacted would be retroactively effective to January 1, 2024, are designed to be “qualified refundable tax credits” under Pillar Two rules. The Company expects to qualify for the jobs credit at a credit rate of 100% of eligible payroll expenses and the amount of the credit would be recorded as a reduction of SG&A expenses beginning in fiscal 2024, and as such this expected benefit has been incorporated in our 2024 financial profit and cash flow plans. However, our results of operations for the first quarter of fiscal 2024 do not reflect the impact of these proposed new tax credits, as the aforementioned legislation has not yet been substantively enacted. This legislation is expected to be enacted during fiscal 2024 with retroactive effect to January 1, 2024, and as such, the cumulative retroactive impact will be accounted for in the fiscal quarter in which enactment occurs. However, there can be no assurance that this draft legislation will be enacted, and if enacted, that it will be enacted in its current form or that the Company will fully qualify for these tax credits.

5.5.4 Gain on sale and leaseback
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.
QUARTERLY REPORT - Q1 2024 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5.5 Restructuring and acquisition-related costs

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023	Variation

Employee termination and benefit costs	—	0.5	(0.5)
Exit, relocation and other costs	1.2	2.7	(1.5)
Net (gain) loss on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	(0.4)	(0.4)	—
Restructuring and acquisition-related costs	0.8	2.8	(2.0)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the three months ended March 31, 2024 related to costs incurred to complete restructuring activities that were initiated in previous years. Restructuring and acquisition-related costs for the three months ended April 2, 2023 mainly related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility.

5.5.6 Operating income and adjusted operating income

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023	Variation

Operating income	105.1	128.0	(22.9)
Adjustments for:
Restructuring and acquisition-related costs(1)	0.8	2.8	(2.0)
Net insurance gains(1)	—	(3.3)	3.3
Gain on sale and leaseback(1)	—	(25.0)	25.0
CEO separation costs and related advisory fees on shareholder matters and special retention awards(1)	17.2	—	17.2
Costs relating to assessing external interests in acquiring the Company(1)	2.5	—	2.5
Adjusted operating income(2)	125.6	102.5	23.1
Operating margin	15.1%	18.2%	(3.1) pp
Adjusted operating margin(2)	18.0%	14.6%	3.4 pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The Company generated operating income of $105 million, or 15.1% of net sales, compared to $128 million, or 18.2% of net sales in the first quarter last year which included the benefit of a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities. The benefit of higher gross profit versus last year was offset by charges incurred pertaining to advisory fees on shareholder matters, costs relating to assessing external interests in acquiring the Company, adjustments to CEO separation costs as well as special retention awards. On an adjusted basis, excluding these charges, as well as restructuring costs in both years and the gain from sales and leaseback last year, adjusted operating income was $126 million or 18.0% of net sales, up $23 million or 340 basis points compared to prior year reflecting a higher adjusted operating margin, resulting from a higher adjusted gross margin and a partially offsetting impact of higher adjusted SG&A expenses.

QUARTERLY REPORT - Q1 2024 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.5.7 Financial expenses, net

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023	Variation

Interest expense on financial liabilities recorded at amortized cost	16.0	11.4	4.6
Bank and other financial charges	4.9	5.3	(0.4)
Interest accretion on discounted lease obligations	1.0	0.7	0.3
Interest accretion on discounted provisions	0.1	0.1	—
Foreign exchange (gain) loss	0.7	(0.5)	1.2
Financial expenses, net	22.7	17.0	5.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in interest expense for the three months ended March 31, 2024 was mainly due to the impact of higher effective interest rates on our long-term debt bearing interest at variable rates and higher average borrowing levels. The decrease in bank and other financial charges was mainly due to lower fees incurred on our receivables sale program, due to lower volumes under this program, partially offset by higher variable rates. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.5.8 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023	Variation

Earnings before income taxes	82.4	111.0	(28.6)
Income tax expense	3.7	13.4	(9.7)
Average effective income tax rate	4.5%	12.1%	(7.6) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in income tax expense for the three months ended March 31, 2024, compared to the same period last year, was mainly due to lower pre-tax earnings, as well as $9.5 million tax charge related to the gain on the sale and leaseback of a distribution centre located in the U.S in 2023. The aforementioned gain and the related tax charge was reflected as an adjustment in arriving at adjusted net earnings as noted in the table in subsection 5.6 of this MD&A.

Refer to 5.3 section of this MD&A for an update on Global Minimum Tax.

QUARTERLY REPORT - Q1 2024 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.6 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended
(in $ millions, except per share amounts)	Mar 31, 2024	Apr 2, 2023	Variation

Net earnings	78.7	97.6	(18.9)
Adjustments for:
Restructuring and acquisition-related costs(1)	0.8	2.8	(2.0)
Net insurance gains(1)	—	(3.3)	3.3
Gain on sale and leaseback(1)	—	(25.0)	25.0
CEO separation costs and related advisory fees on shareholder matters and special retention awards(1)	17.2	—	17.2
Costs relating to assessing external interests in acquiring the Company(1)	2.5	—	2.5
Income tax expense relating to the above-noted adjustments	—	9.5	(9.5)
Adjusted net earnings(2)	99.2	81.6	17.6

Basic EPS	0.47	0.54	(0.07)
Diluted EPS	0.47	0.54	(0.07)
Adjusted diluted EPS(2)	0.59	0.45	0.14
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in net earnings in the first quarter of 2024 compared to the same period last year was mainly due to the decrease in operating income as explained above. Adjusted net earnings increased as a result of the higher adjusted operating income compared to the same period last year, partially offset by higher financial expenses. Year-over-year changes in GAAP diluted EPS and adjusted diluted EPS also reflect the benefit of share repurchases net of the related additional finance expense.

QUARTERLY REPORT - Q1 2024 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Mar 31, 2024	Dec 31, 2023	Variation

Cash and cash equivalents	91.2	89.6	1.6
Trade accounts receivable	512.1	412.5	99.6
Inventories	1,137.2	1,089.4	47.8
Prepaid expenses, deposits and other current assets	109.7	96.0	13.7
Accounts payable and accrued liabilities	(427.2)	(408.3)	(18.9)
Income tax payable	(0.4)	(1.6)	1.2
Current portion of lease obligations	(14.2)	(14.2)	—
Current portion of long-term debt	(300.0)	(300.0)	—
Dividends payable	(34.4)	—	(34.4)
Total working capital(1)	1,074.0	963.4	110.6
Current ratio(2)	2.4	2.3	n.m.
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of higher days sales outstanding (DSO) as a result of longer payment terms, and a seasonally lower offset for accruals for sales discounts compared to the end of fiscal 2023 mainly relating to the payout of annual rebate programs in the first quarter of fiscal 2024.

•The increase in inventories was mainly due to seasonal increases in activewear unit volumes, as well as increases in raw material and work-in-progress volumes to support planned increases in production, partly offset by lower unit costs.

•Prepaid expenses, deposits and other current assets are higher mainly due to an increase in the fair value of derivative financial instrument assets.

•The increase in accounts payable and accrued liabilities is mainly due to the reclassification of certain stock-based awards for the Company's former CEO from contributed surplus to accounts payable and accrued liabilities. The reclassification resulted from a change from equity-settled to cash-settled non treasury RSUs.

•The increase in dividend payable results from the dividend declared in the first quarter of fiscal 2024 being cash settled shortly after the end of the quarter, while the dividend declared in the fourth quarter of fiscal 2023 was cash settled within that quarter.

•Working capital was $1,074.0 million as at March 31, 2024, compared to $963.4 million as at December 31, 2023. The current ratio at the end of the first quarter of fiscal 2024 was 2.4, compared to 2.3 at the end of fiscal 2023.

QUARTERLY REPORT - Q1 2024 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 31, 2023	1,174.5	81.4	261.4	271.7
Additions	42.0	0.4	1.7	—
Depreciation and amortization	(27.2)	(3.4)	(3.7)	—
Net carrying amounts of disposals	0.7	—	—	—
Write-downs and impairments	—	(0.1)	—	—
Balance, March 31, 2024	1,190.0	78.3	259.4	271.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Additions in property, plant and equipment are mainly due to capital expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities acquired through the December 2021 acquisition of Frontier Yarns.

•The decrease in right-of-use assets mainly reflects the impact of depreciation during the three months ended March 31, 2024.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $4 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Mar 31, 2024	Dec 31, 2023	Variation

Deferred income tax assets	23.6	24.0	(0.4)
Other non-current assets	13.5	14.3	(0.8)
Long-term debt	(840.0)	(685.0)	(155.0)
Lease obligations	(80.1)	(83.9)	3.8
Deferred income tax liabilities	(17.0)	(18.1)	1.1
Other non-current liabilities	(44.4)	(46.3)	1.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The decrease in lease obligations mainly reflects the payments made during the three months ended March 31, 2024.

•Other non-current liabilities include provisions and employee benefit obligations. The slight decrease results mainly from a reduction in the obligation for statutory severance benefits for employees primarily located in the Caribbean and Central America.

QUARTERLY REPORT - Q1 2024 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023	Variation

Net earnings	78.7	97.6	(18.9)
Adjustments for:
Depreciation and amortization	31.6	27.9	3.7
Gain on disposal of property, plant and equipment, including insurance recoveries relating to PP&E	—	(25.0)	25.0
Deferred income taxes	(0.8)	7.4	(8.2)
Share-based compensation	6.3	8.0	(1.7)
Other	(1.2)	(4.8)	3.6
Changes in non-cash working capital balances	(141.9)	(290.6)	148.7
Cash flows from (used in) operating activities	(27.3)	(179.5)	152.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in operating activities were $27 million for the three months ended March 31, 2024, compared to cash flows used in operating activities of $180 million in the corresponding period last year. The improvement in operating cash flows mainly reflected a lower increase in non-cash working capital relative to the comparative period.

•Non-cash working capital increased by $142 million during the three months ended March 31, 2024, compared to an increase of $291 million during the three months ended April 2, 2023. The lower increase was due to a lower increase in trade accounts receivables and inventories, and an increase in accounts payable and accrued liabilities compared to a decrease in the same period last year.

QUARTERLY REPORT - Q1 2024 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023	Variation

Purchase of property, plant and equipment	(42.2)	(73.0)	30.8
Purchase of intangible assets	(1.8)	(0.9)	(0.9)
Proceeds from sale and leaseback and other disposals of property, plant and equipment	0.1	51.0	(50.9)
Cash flows from (used in) investing activities	(43.9)	(22.9)	(21.0)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $44 million for the three months ended March 31, 2024, compared to cash flows used in investing activities of $23 million in the corresponding period last year. The change was mainly due to proceeds from the sale and leaseback of one of our distribution centres located in the U.S. in 2023, partially offset by lower capital expenditures in 2024.

•Capital expenditures2 for the three months ended March 31, 2024 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023	Variation

Cash flows from (used in) operating activities	(27.4)	(179.4)	152.0
Cash flows from (used in) investing activities	(43.9)	(22.8)	(21.1)
Adjustment for:
Business acquisitions	—	—	—
Free cash flow(1)	(71.3)	(202.2)	130.9
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year decrease in negative free cash flow of $131 million for the three months ended March 31, 2024 was mainly due to the $152 million improvement in operating cash flows, partially offset by an increase in cash flows used in investing activities.

2 Capital expenditures include purchases of property, plant and equipment and intangible assets.
QUARTERLY REPORT - Q1 2024 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023	Variation

Increase (decrease) in amounts drawn under revolving long-term bank credit facility	155.0	200.0	(45.0)
Payment of lease obligations	(3.8)	(13.0)	9.2
Proceeds from the issuance of shares	0.3	5.1	(4.8)
Repurchase and cancellation of shares	(56.7)	(32.0)	(24.7)
Share repurchases for settlement of non-Treasury RSUs	(13.9)	(19.6)	5.7
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(8.0)	(15.2)	7.2
Cash flows from (used in) financing activities	72.9	125.3	(52.4)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from financing activities for the three months ended March 31, 2024 of $73 million were mainly from funds drawn on our long-term bank credit facility, partially offset by the repurchase and cancellation of common shares under the NCIB programs as discussed in section 8.7 of this MD&A, and funds used for the settlement of the stock-based awards vesting during the quarter. Cash flows from financing activities for the three months ended April 2, 2023 of $125 million were mainly from funds drawn on our long-term bank credit facilities, partially offset by funds used for the repurchase and cancellation of common shares under the NCIB programs, funds used for the settlement of the stock-based awards vesting during the quarter, and payments made during the period on lease obligations.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, the payment of dividends and share repurchases, and business acquisitions, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and repurchase shares under normal course issuer bid programs. Occasionally, we use capital for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model.

The Company has set a fiscal year-end net debt leverage target ratio3 of 1.5 to 2.0 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.0 to 2.0 times), which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures of 5% of sales in 2024, as well as for returning capital to shareholders through dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended December 31, 2023 for a discussion on the Company’s liquidity risk.

3 This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

QUARTERLY REPORT - Q1 2024 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net debt and net debt leverage ratio

The Company's long-term debt as at March 31, 2024 is described below:

	Effective interest rate(1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Mar 31, 2024	Dec 31, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.6%	390.0	235.0	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.3%	300.0	300.0	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	100.0	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50.0	50.0	August 2026
		840.0	685.0
Current portion of long-term debt
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)	6.9%	300.0	300.0	May 2024
		300.0	300.0
Long-term debt (including current portion)		1,140.0	985.0
(1) Represents the annualized effective interest rate for the three months ended March 31, 2024, including the cash impact of interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $34.2 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.
(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged. The Company plans to extend the term of the DDTL during the second quarter of fiscal 2024.

The Company was in compliance with all financial covenants at March 31, 2024. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	Mar 31, 2024	Dec 31, 2023

Long-term debt (including current portion)	1,140.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	94.3	98.1
Total debt(1)	1,234.3	1,083.1
Cash and cash equivalents	(91.2)	(89.6)
Net debt(1)	1,143.1	993.4
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q1 2024 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at March 31, 2024 was 1.6 times (1.5 times at December 31, 2023) which was within the Company's target range of 1.5 to 2.0 times. The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Mar 31, 2024	Dec 31, 2023

Adjusted EBITDA for the trailing twelve months(1)	701.1	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	701.1	674.5
Net debt(1)	1,143.1	993.4
Net debt leverage ratio(1)(2)	1.6	1.5
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.9 at March 31, 2024.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility and note agreements and their amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements include letters of credit in net debt, exclude certain cash balances, and are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.9 at the end of the first quarter of fiscal 2024 (1.6 at December 31, 2023).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - Q1 2024 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at March 31, 2024.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	427.2	427.2	427.2	—	—	—
Long-term debt	1,140.0	1,140.0	300.0	840.0	—	—
Interest obligations(1)	—	128.7	48.2	80.5	—	—
Purchase and other obligations(2)	—	545.1	350.6	126.1	68.4	—
Lease obligations	94.3	133.0	21.5	39.3	23.8	48.4
Total contractual obligations	1,661.5	2,374.0	1,147.5	1,085.9	92.2	48.4
(1) Interest obligations include expected interest payments on long-term debt as at March 31, 2024 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at March 31, 2024 to the currently established maturity dates.
(2) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

As disclosed in note 24 to our fiscal 2023 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at March 31, 2024, the maximum potential liability under these guarantees was $162 million, of which $15 million was for surety bonds and $147 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at March 31, 2024, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. For more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 29, 2024, there were 168,589,957 common shares issued and outstanding along with 467,401 stock options and 60,870 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.6 Declaration of dividend

On May 1, 2024, the Board of Directors declared a cash dividend of $0.205 per share for an expected aggregate payment of $35 million which will be paid on June 17, 2024 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on May 23, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

QUARTERLY REPORT - Q1 2024 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

In August 2022, the Company received approval from the TSX to renew its normal course issuer bid (NCIB) program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and the NYSE, or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended July 31, 2023 was 370,447. Consequently, and in accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 92,611 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the six-month period noted above.

In connection with each of its 2022-2023 and 2023-2024 NCIB programs, the Company entered into an automatic share purchase plan (ASPP) with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

During the three months ended March 31, 2024, the Company repurchased for cancellation a total of 1,420,600 common shares under its NCIB program for a total cost of $47 million, of which $2 million was charged to share capital and the balance was charged to retained earnings. The total cash outlay in the first quarter of fiscal 2024 for share repurchases was $57 million, and included $10 million for share repurchases at the end of December 2023, that were only cash settled in January 2024. During the period from August 9, 2023 to April 29, 2024, Gildan purchased for cancellation a total of 8,611,018 common shares, representing 4.9% of the Company’s issued and outstanding common shares as at July 31, 2023.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q1 2024 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended December 31, 2023 for additional details, and for more information about our derivative financial instruments, please refer to notes 9 and 10 of the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024.

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2023 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Determination of cash-generating units (CGUs)
•Income taxes

11.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•Recoverability and impairment of non-financial assets
•Other sources of estimation uncertainty

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024 as those disclosed in note 3 of its fiscal 2023 audited annual consolidated financial statements, except as described below.

On January 1, 2024 the Company adopted the following new or amended accounting standards:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants
QUARTERLY REPORT - Q1 2024 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS
which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company’s consolidated financial statements.

12.2 New accounting standards and interpretations not yet applied

Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates in relation to Lack of Exchangeability. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency, and in determining the exchange rate to use and the disclosures to provide when it cannot. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its consolidated financial statements.

13.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on January 1, 2024 and ended on March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14.0 RISKS AND UNCERTAINTIES

In note 26 of our 2023 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2023 Annual MD&A under the section “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2023 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
QUARTERLY REPORT - Q1 2024 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•We depend on key management and our ability to attract and/or retain key personnel
•Rapid developments in artificial intelligence could adversely impact our business

15.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three months ended March 31, 2024, restructuring and acquisition-related costs of $0.8 million (2023 - $2.8 million) were recognized. Subsection 5.5.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs.

Net insurance gains
For the three months ended March 31, 2024, net insurance gains were nil (2023 - $3.3 million). The $3.3 million gain in Q1 2023, included in cost of sales, relates to the two hurricanes which impacted the Company’s operations in Central America in November 2020, and mainly comprises accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment. This gain is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

QUARTERLY REPORT - Q1 2024 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

CEO separation costs and related advisory fees on shareholder matters and special retention awards
Comprises the separation costs with respect to the departure of the Company’s former CEO in December 2023 and related advisory, legal and other expenses for the ongoing proxy contest and shareholder matters. Also includes stock-based compensation expense relating to special retention awards to executive officers and other employees with a total fair value of $8.6 million made in the first quarter of fiscal 2024 to ensure stability and operational performance in light of the CEO transition process and ongoing proxy contest. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods ($6 million of the fair value is vesting at the end of fiscal 2024, and $2.6 million is vesting primarily at the end of fiscal 2025).

Costs relating to the above matters were incurred in the fourth quarter of fiscal 2023 and the first quarter of fiscal 2024 as follows:

•Expenses of $6.3 million in the fourth quarter of fiscal 2023, consisting of $4.6 million of accrued termination benefits net of the reversal of previously recognized stock-based compensation expense, and $1.7 million of advisory and legal fees.
•Expenses of $17.2 million in the first quarter of fiscal 2024, consisting of $15.4 million of advisory, legal and other expenses, $1.1 million of stock-based compensation expense relating to CEO separation costs, and $0.7 million of stock-based compensation relating to special retention awards.

Costs relating to assessing external interests in acquiring the Company
Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Company following receipt of a confidential non-binding expression of interest to acquire the Company. In the first quarter of fiscal 2024, the Company incurred $2.5 million of expenses related to this matter.

The impact of the CEO separation costs and related advisory fees on shareholder matters and special retention awards and the costs relating to assessing external interests in acquiring the Company described above are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net of write-downs, net insurance gains, gain on sale and leaseback, CEO separation costs and related advisory expenses on shareholder matters and special retention awards, costs relating to assessing external interests in acquiring the Company (new in 2024), and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

QUARTERLY REPORT - Q1 2024 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended
(in $ millions, except per share amounts)	Mar 31, 2024	Apr 2, 2023

Net earnings	78.7	97.6
Adjustments for:
Restructuring and acquisition-related costs	0.8	2.8
Net insurance gains	—	(3.3)
Gain on sale and leaseback	—	(25.0)
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Income tax expense relating to the above-noted adjustments	—	9.5
Adjusted net earnings	99.2	81.6

Basic EPS	0.47	0.54
Diluted EPS	0.47	0.54
Adjusted diluted EPS(1)	0.59	0.45
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023

Gross profit	211.1	187.7
Adjustment for:
Net insurance gains	—	(3.3)
Adjusted gross profit	211.1	184.4
Gross margin	30.3%	26.7%
Adjusted gross margin(1)	30.3%	26.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2024 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of CEO separation costs and related advisory expenses on shareholder matters and special retention awards, and costs relating to assessing external interests in acquiring the Company (new in 2024). The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses and write-offs that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023

SG&A expenses	105.2	81.8
Adjustments for:
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Adjusted SG&A expenses	85.5	81.8
SG&A expenses as a percentage of net sales	15.1%	11.6%
Adjusted SG&A expenses as a percentage of net sales(1)	12.3%	11.6%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, CEO separation costs and related advisory expenses on shareholder matters and special retention awards, and costs relating to assessing external interests in acquiring the Company (new in 2024). Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
QUARTERLY REPORT - Q1 2024 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended
(in $ millions, or otherwise indicated)	Mar 31, 2024	Apr 2, 2023

Operating income	105.1	128.0
Adjustments for:
Restructuring and acquisition-related costs	0.8	2.8
Net insurance gains	—	(3.3)
Gain on sale and leaseback	—	(25.0)
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Adjusted operating income	125.6	102.5
Operating margin	15.1%	18.2%
Adjusted operating margin(1)	18.0%	14.6%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback, CEO separation costs and related advisory expenses on shareholder matters and special retention awards, and costs relating to assessing external interests in acquiring the Company (new in 2024). Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023

Net earnings	78.7	97.6
Restructuring and acquisition-related costs	0.8	2.8
Net insurance gains	—	(3.3)
Gain on sale and leaseback	—	(25.0)
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Depreciation and amortization	31.6	27.9
Financial expenses, net	22.7	17.0
Income tax expense	3.7	13.4
Adjusted EBITDA	157.2	130.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2024 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions)	Mar 31, 2024	Apr 2, 2023

Cash flows from (used in) operating activities	(27.4)	(179.4)
Cash flows from (used in) investing activities	(43.9)	(22.8)
Adjustment for:
Business acquisitions	—	—
Free cash flow	(71.3)	(202.2)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Mar 31, 2024	Dec 31, 2023

Long-term debt (including current portion)	1,140.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	94.3	98.1
Total debt	1,234.3	1,083.1
Cash and cash equivalents	(91.2)	(89.6)
Net debt	1,143.1	993.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2024 P.34

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of 1.5 to 2.0 times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Mar 31, 2024	Dec 31, 2023

Adjusted EBITDA for the trailing twelve months	701.1	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	701.1	674.5
Net debt	1,143.1	993.4
Net debt leverage ratio(1)	1.6	1.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.9 at March 31, 2024. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	Mar 31, 2024	Dec 31, 2023

Cash and cash equivalents	91.2	89.6
Trade accounts receivable	512.1	412.5
Inventories	1,137.2	1,089.4
Prepaid expenses, deposits and other current assets	109.7	96.0
Accounts payable and accrued liabilities	(427.2)	(408.3)
Income taxes payable	(0.4)	(1.6)
Current portion of lease obligations	(14.2)	(14.2)
Current portion of long-term debt	(300.0)	(300.0)
Dividends payable	(34.4)	—
Working capital	1,074.0	963.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q1 2024 P.35